Exhibit 99.3

LONE OAK ACQUISITION CORPORATION

OVER-ALLOTMENT OPTION EXERCISED BY UNDERWRITERS

Wanchai, Hong Kong, March 30, 2011 – Lone Oak Acquisition Corporation (OTC Bulletin Board: LOKAF) (the “Company”) announced today that EarlyBirdCapital, Inc., the representative of the underwriters for the Company’s initial public offering, exercised its over-allotment option for 106,500 units and purchased such units on March 30, 2011.  EarlyBirdCapital, Inc. indicated that it will not exercise the remaining portion of the over-allotment option. Each unit sold by the Company consisted of one ordinary share and one warrant. Each warrant entitles the holder to purchase one ordinary share at an exercise price of $5.00 per share.  The 4,106,500 units sold in the offering, including the 106,500 units subject to the over-allotment option, were sold at an offering price of $8.00 per unit, generating gross proceeds of $32,852,000 to the Company.  Of the gross proceeds from the offering, plus $2,310,000 received from the private placement of warrants to certain of the Company’s initial shareholders, a total of $33,462,180, or approximately $8.15 per share, was placed in the Company’s trust account.

Lone Oak Acquisition Corporation is a blank check company recently formed for the purpose of acquiring, through a merger, stock exchange, asset acquisition or other similar business combination, an unidentified operating business.

As indicated in the prospectus relating to the offering, the Company has entered into a 10b5-1 trading plan (the “Trading Plan”).  Pursuant to the Trading Plan, commencing May 16, 2011 and ending on the date on which the Company announces an initial business combination, if the shares sold in the offering trade at a price at or below $7.75 per share, there will be released to the Company from the trust account amounts necessary to purchase up to 2,053,250 shares sold in the offering from sellers wishing to sell such shares.  All shares purchased by the Company pursuant to the Trading Plan will be immediately cancelled.

Information about this offering is available in the prospectus filed with the Securities and Exchange Commission, a copy of which may be obtained from EarlyBirdCapital, Inc., 275 Madison Avenue, 27th  Floor, New York, New York 10016.

A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state. The offering of these securities will be made only by means of a prospectus.

For further information please contact:

Lone Oak Acquisition Corporation
Tel: +1(646) 450-8808 or +1(972) 9852182